Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Predecessor Company			Successor Company
			Ten Months Ended	Two Months Ended			Nine Months Ended
	Year Ended December 31,		October 31,	December 31,	Year Ended December 31,		September 30,
	2000	2001	2002	2002	2003	2004	2005
(Loss) income from continuing operations before income tax	$(290,122)	$(2,378,590)	$1,986,590	$27,973	132,841	135,510	217,043

Add:
Fixed charges	333,031	352,216	170,435	13,302	85,897	74,665	70,346
Amortization of capitalized interest	7,313	12,654	3,716	743	6,779	7,179	1,979

Less:
Interest capitalized	26,513	42,927	8,239	971	6,825	2,598	6,760
Equity in (losses) gains of unconsolidated affiliates	(33,328)	9,640	—	—	—	—	—
Losses attributable to minority interests	6,504	—	—	—	—	—	—

Earnings as adjusted	$50,533	$(2,066,287)	$2,152,502	$41,047	$218,692	$214,755	$282,608

Preferred stock dividends:	61,334	—	—	—	—	—	—
Effective income tax (benefit) provision rate	100%	—	—	—	—	—	—

Preferred stock dividends on pretax basis	61,334	—	—	—	—	—	—

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$237,743	$297,228	$151,579	$10,469	64,623	55,113	46,842
Interest capitalized	26,513	42,927	8,239	971	6,825	2,598	6,760
Portion of rent expense representative of interest (30%)	7,441	12,061	10,617	1,862	14,449	16,954	16,744

Fixed charges	$333,031	$352,216	$170,435	$13,302	$85,897	$74,665	$70,346

Ratio of earnings to fixed charges	0.15	(5.87)	12.63	3.09	2.55	2.88	4.02

Deficiency of earnings to cover fixed charges	$—	$2,418,503	$—	$—	$—	$—	$—